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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Buffett, Warren E. (Last) (First) (Middle)		The Gillette Company G

	The Gillette Company 800 Boylston Street (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			January 31, 2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Boston, MA 02199 (City) (State) (Zip) United States		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☐	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common stock $1 par													2,010.46(1)		D

	Common stock $1 par													96,000,000.00		I		By Berkshire Hathaway Inc.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Director Stock Option(right to buy)		$36.41		05/20/2002				A			5,000.00(2)

	Phantom Stock Units		$0.00		01/31/2003				A			1,351.35(3)

	Director Stock Option (right to buy)		$12.31

	Director Stock Option (right to buy)		$16.74

	Director Stock Option (right to buy)		$20.45

	Director Stock Option (right to buy)		$27.13

	Director Stock Option (right to buy)		$39.41

	Director Stock Option (right to buy)		$59.83

	Director Stock Option (right to buy)		$50.63

	Director Stock Option (right to buy)		$38.47

	Director Stock Option (right to buy)		$26.08

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	05/20/2003	05/19/2012		Common stock $1 par	5,000.00				5,000.00		D

	Phantom Stock			Common stock $1 par	1,351.35		$29.60		17,490.58		D

	04/19/1994	04/19/2003		Common stock $1 par	4,000.00				4,000.00		D

	04/25/1995	04/24/2004		Common stock $1 par	4,000.00				4,000.00		D

	04/24/1996	04/23/2005		Common stock $1 par	4,000.00				4,000.00		D

	04/22/1997	04/21/2006		Common stock $1 par	4,000.00				4,000.00		D

	04/21/1998	04/20/2007		Common stock $1 par	4,000.00				4,000.00		D

	04/20/1999	04/19/2008		Common stock $1 par	4,000.00				4,000.00		D

	04/19/2000	04/18/2009		Common stock $1 par	4,000.00				4,000.00		D

	04/24/2001	04/21/2010		Common stock $1 par	8,000				8,000		D

	04/23/2001	04/22/2011		Common stock $1 par	8,000				8,000		D

Explanation of Responses:

(1) Includes shares acquired quarterly under the Company's dividend reinvestment plan.

(2) Granted under The Gillette Company 1971 Stock Option Plan which is a Rule 16b-3 Plan.

(3) Includes units acquired quarterly under the dividend reinvestment feature of the Deferred Compensation Plan.

/s/ Warren E. Buffett	February 4, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.